UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-31566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Provident Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Financial Services, Inc.

830 Bergen Avenue

Jersey City, New Jersey 07306-4599

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

Benefits Committee

The Provident Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Provident Bank 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Provident Bank 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Short Hills, New Jersey

June 29, 2009

THE PROVIDENT BANK 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$30,877,974	38,979,940
Participant loans receivable	890,108	916,811

Net assets available for plan benefits, before adjustment, at fair value	31,768,082	39,896,751

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	374,177	321,783

Net assets available for plan benefits	$32,142,259	40,218,534

See accompanying notes to financial statements.

THE PROVIDENT BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Additions:
Interest income	$299,072	267,225
Dividend income	272,021	267,318
Net realized gains (losses) on sales of investments	10,967	(188,297)
Net depreciation of investments	(8,096,016)	(590,214)
Employee contributions	2,708,679	2,654,024
Employer contributions	487,526	451,257
Rollover contributions	284,317	76,261
Transfers from predecessor plan	—	1,848,535

Total additions	(4,033,434)	4,786,109

Deductions:
Benefits paid to participants	4,032,044	3,242,549
Administrative expenses	10,797	8,213

Total deductions	4,042,841	3,250,762

(Decrease) increase in net assets available for plan benefits	(8,076,275)	1,535,347

Net assets available for plan benefits at beginning of year	40,218,534	38,683,187

Net assets available for plan benefits at end of year	$32,142,259	40,218,534

See accompanying notes to financial statements.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Plan Description

The Provident Bank 401(k) Plan (the “Plan”) is a voluntary, participant-directed defined contribution plan sponsored by The Provident Bank (the “Bank”) and covers all employees, as defined, with the Bank. The following description of the Plan provides only general information. Eligible employees who participated in the Plan should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Employee Contributions

Participants may elect to make tax-deferred contributions up to the maximum amount allowed by the Internal Revenue Service.

A participant may make “catch-up” contributions if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution limit for the years ended December 31, 2008 and 2007 is $5,000. Catch-up contributions are not eligible for the employer’s matching contributions. Tax law requires that a participant’s catch-up contributions be reclassified as regular contributions if the participant elects catch-up contributions and fails to make the maximum allowable regular 401(k) contribution.

(b)	Employer Contributions

In 2008 and 2007, contributions were made by the Bank in an amount equal to 25% of the first 6% of a participant’s eligible contributions. The Bank’s board of directors sets the matching contribution rate in its sole discretion.

(c)	Vesting

Participants are always fully vested in their contributions and income or losses thereon. Employer matching contributions to a participant’s account are also fully vested. Prior to October 1, 2005, employer contributions and income and losses thereon were also fully vested. Effective October 1, 2005, employer contributions and income or losses thereon were vested as follows: 33% vested at the end of the first year of service, 67% vested at the end of the second year of service, and 100% vested at the end of the third year of service. Additionally, a participant shall become 100% vested if he or she terminates employment on or after he or she attains age 65, or as a result of his or her death or disability.

Effective January 1, 2006, the Plan was amended to provide that all future employer matching contributions to a participants account are fully vested.

(d)	Forfeitures

Forfeitures are used to reduce the Plan’s contributions. For the years ended December 31, 2008 and 2007, there were no forfeitures of nonvested contributions, as both employer and employee contributions are fully vested.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Participant Loans

Upon written application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. The minimum permissible loan is $2,000. The maximum permissible loan available is limited to the lesser of (i) $50,000 with certain reductions or (ii) 50% of the participant’s account. Any loan made must generally be repaid within a period not to exceed the earlier of termination of employment or five years. The term of the loan may exceed 5 years for the purchase of a primary residence. Loans bear a reasonable rate of interest that remains in effect for the duration of the loan. As of December 31, 2008, the interest rate on these loans ranged from 4.25% to 9.5%.

Principal and interest is paid ratably through bi-weekly payroll deductions or directly by the participant to the trustee.

(f)	Benefit Payments/Withdrawals

Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in: (i) a cash lump sum, or (ii) equal monthly, quarterly, semi-annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary. During employment, participants may make cash withdrawals of post-tax participant contributions and related vested employer matching contributions and earnings thereon once per year without penalty. Hardship withdrawals of pre-tax participant contributions are also permitted once per year, but with a penalty. Such benefits are recorded when paid.

(g)	Participants’ Accounts

Separate accounts for each participant are maintained and credited with the participant’s contributions, the Bank’s contributions made on behalf of that participant and the participant’s proportionate share, as defined, of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Plan Changes

Effective June 21, 2007, the Plan was amended to merge the First Morris Bank Savings and Retirement Plan (“First Morris 401(k) Plan”) into the Plan. Effective September 1, 2007, The First Morris 401(k) Plan was merged into the Plan. As a result of the merger, the Plan was amended to include a “Protected Benefit Clause” for the former First Morris 401(k) Plan

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

participants with regards to a Rollover Contribution Withdrawal which can be made by a former First Morris 401(k) Plan participant at any time as opposed to a limit of one withdrawal in a Plan Year for existing participants; and to exclude the following restrictive language: “and that has persisted for at least 6 months”, from the definition of disability for the former First Morris 401(k) Plan participants.

(c)	Funds and Accounts Managed by Principal Trust Company

Under the terms of a trust agreement between the Principal Trust Company (the “Custodian”) and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian held the Plan’s investment assets and executed transactions relating to such assets. The investments in the funds were reported to the Bank by the Custodian at fair value.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. As a result of the current economic conditions, the Plan administrator may be required to make additional estimates which are subject to a greater degree of uncertainty.

(e)	Concentration of Risk

The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s financial performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in investment funds and company stock are subject to risk conditions of the individual fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

(f)	Investment Valuation

Purchases and sales of securities are recorded on the trade date and are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Investments not traded on a national securities exchange are valued at fair value determined by the Plan’s investment managers. Investments and changes therein are reported at fair value. Loans receivable from participants are valued at amortized cost, which does not differ materially from fair value as determined by using a discounted cash flow model considering current market rates (5.0% at December 31, 2008).

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

As described in Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s investment in the Principal Fixed Income 401(A)/(K) holds investment contracts that are deemed to be fully benefit-responsive as of December 31, 2008 and 2007. As required by the FSP, the Statements of Net Assets Available for Plan Benefits presents the fair value, as well the amount necessary to adjust this fair value to contract value. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

(g)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(h)	Adoption of Accounting Pronouncement

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This pronouncement did not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2), which defers the effective date of SFAS No. 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the financial statements on a recurring basis. The FSP did not defer the recognition and disclosure requirement for financial or non-financial assets and liabilities that are measured at least annually. In February 2008, the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active (FSP FAS 157-3). FSP FAS 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued. The guidance set forth in this FSP clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of SFAS No. 157, FSP FAS 157-2, and FSP FAS 157-3 did not have a material effect on the financial position of the Plan or the changes in net assets.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4). Under FSP FAS 157-4, if the reporting entity has determined that the volume and level market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Bank is currently evaluating the impact FAS FSP 157-4 will have on the Plan’s financial statements.

(3)	Plan Expenses

Certain costs of administrative services rendered on behalf of the Plan including accounting, tax, legal, audit and other administrative support were borne by the Bank. Contract administrator fees are paid from Plan assets.

(4)	Plan Termination

Although it has not expressed an intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the amounts credited to participant accounts would become fully vested.

(5)	Federal Income Taxes

The Internal Revenue Service (IRS) issued its latest determination letter on November 23, 2005, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since the issuance of the IRS determination letter. In the opinion of the Plan administrator and the Plan’s tax counsel, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Internal Revenue Code.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(6)	Investments

Investments at December 31, 2008 and 2007 consisted of mutual funds and common stock issued by Provident Financial Services, Inc. At December 31, 2008 and 2007, individual investments in excess of 5% of the fair value of the net assets available for plan benefits were as follows:

	2008	2007
Provident Financial Services, Inc. investment in common stock	$9,327,224	8,930,857

Principal Life Insurance Company:
Principal Large Cap Growth Sep Acct	2,416,466	4,702,720
Principal Lifetm Str Inc Sep Acct	1,849,979	2,647,349
Principal Divers Intl Sep Acct	1,945,692	4,049,739
Principal Fixed Income 401(A)/(K)	7,109,371	6,113,878
Principal Large Cap Value II Sep Acct	1,860,389	3,460,074

For the years ended December 31, 2008 and 2007, the Plan’s net (depreciation)/appreciation of investments was as follows:

	2008	2007
Investments in mutual funds and pooled separate accounts	$(8,631,610)	1,562,306
Investment in Provident Financial Services, Inc. common stock	535,594	(2,152,520)

	$(8,096,016)	(590,214)

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy under SFAS No. 157 are as follows:

Level 1:	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Pooled separate accounts: Valued by the NAV of the pooled separate accounts.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.

Provident Financial Services, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans: Valued at amortized cost, which does not differ materially from fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2008:

	Assets Measured at Fair Value at 12/31/08	Fair Value Measurements at December 31, 2008 Using:
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$966,220	$966,220	$—	$—
Pooled separate accounts	13,475,159	10,114,504	3,156,124	204,531

Guaranteed investment contract	7,109,371	—	—	7,109,371
PFS common stock	9,327,224	9,327,224	—	—
Participant loans receivable	890,108	—	—	890,108

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

	Level 3 Assets		Participant Loans
	Year Ended December 31, 2008
	Guaranteed Investment Contract	Pooled Separate Accounts
Balance, beginning of year	$6,113,878	$221,882	$916,811

Unrealized gains/(losses) relating to instruments still held at the reporting date	171,405	(31,346)

Purchases, sales, issuances and settlements (net)	824,088	13,995	(26,703)

Balance, end of year	$7,109,371	$204,531	$890,108

(7)	Principal Fixed Income 401(A)/(K)

The Plan invests in the Principal Fixed Income 401(A)/(K) (the “Fund”), a benefit-responsive group annuity contract issued by the Principal Life Insurance Company. The Fund is not a portfolio of contracts whose yields are based on changes in the fair value of underlying assets, but is rather a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the plan is the yield earned, or the interest credited, on the group annuity contract. The underlying assets owned by the Fund consist primarily of treasuries, commercial real estate mortgages, mortgage-backed securities and short-term cash equivalents.

The interest crediting rate is determined on a semiannual basis and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. There is no relationship between future crediting rates and the adjustment to contract value reported in the statement of net assets available for benefits.

The average market yield earned by the Fund, which is also the actual interest credited to participants in the Fund, for the years ended December 31, 2008 and 2007 was 3.33% and 3.18%, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2008 and 2007 was $7,109,371 and $6,113,878, respectively.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(8)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by The Principal Financial Group (Principal). Principal is also the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Contract administrator fees that were paid from plan assets were $10,797 and $8,213 for the years ended December 31, 2008 and 2007, respectively

(9)	Prohibited Transactions and Administrative Issues

The Bank discovered an error in the operation of the Plan for the 2006 Plan year. In October 2006, the Bank learned that it had inadvertently transmitted to the Plan’s Trustee duplicate information on participant elective deferral contributions and loan repayments in consecutive payrolls in September 2006. Specifically, elective deferral contributions and loan payments with respect to the payroll ended September 15, 2006 were correctly transmitted to the Plan’s Trustee on September 13, 2006, but were subsequently re-transmitted to the Plan’s Trustee with respect to the payroll ended September 29, 2006. As a result of this error, some Plan participants received larger or smaller elective deferral contributions than they were entitled to receive for the payroll ended September 29, 2006, and several incorrect participant loan payments were credited to certain participant loans. The net shortfall to the Plan was approximately $537, consisting of excess allocations of approximately $5,058, and under allocations of approximately $5,595. The Bank corrected the error on November 8, 2006 by contributing an additional $537 to the Plan, and reallocating elective deferral contributions and loan payments among participant accounts. The Bank prepared a submission under the Department of Labor’s Voluntary Fiduciary Correction Program (VFCP) on June 27, 2007 to correct any outstanding issues concerning the duplicate payroll contribution. The Department of Labor approved the VFCP submission on September 20, 2007.

As a result of discovering that it had not timely adopted certain interim amendment requirements, the Bank filed a submission under the Department of Labor’s Employee Plans Compliance Resolution System, Voluntary Correction Program on June 22, 2009. This submission was filed to cure any defect that may otherwise exist with respect to the Plan’s qualification by virtue of its failure to adopt interim amendment requirements under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) and other regulations from the year 2001 until the time of the application.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500:

	2008	2007
Participant contributions per financial statements	$2,708,679	2,654,024
Corrective distributions	9,684	19,566

	$2,718,363	2,673,590

	2008	2007
Net assets available for plan benefits per financial statements	$32,142,259	40,218,534
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(374,177)	(321,783)

Net assets per the Form 5500	$31,768,082	39,896,751

	2008	2007
Total investment loss per financial statements	$(7,513,956)	(243,968)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts
2007	321,783	(321,783)
2008	(374,177)	—

Total investment loss per Form 5500	$(7,566,350)	(565,751)

(11)	Subsequent Events

Due to the current market conditions subsequent to December 31, 2008, the value of the Plan’s net assets have been negatively impacted, including the decline in the share price of Provident Financial Services, Inc. common stock.

THE PROVIDENT BANK 401(k) PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer	Description of investment	Cost	Fair value
Principal Life Insurance Company*	Insurance Company General Principal Fixed Income 401(A)/(K)	$7,001,397	7,109,371
Principal Life Insurance Company*	Pooled Separate Accounts Principal Bond and Mtg Sep Account	1,311,573	1,210,432
MFS Investment Management	Registered Investment Company MFS High-Yield Opp A Fund	393,108	246,050
Principal Life Insurance Company*	Pooled Separate Accounts Principal Lg Cp S&P 500 Sep Acct	632,496	426,844
Principal Life Insurance Company*	Pooled Separate Accounts Principal Lifetm Str Inc Sep Acct	2,185,694	1,849,979
Principal Life Insurance Company*	Pooled Separate Accounts Principal Lifetm 2010 Sep Acct	247,914	189,722
Principal Life Insurance Company*	Pooled Separate Accounts Principal Lifetm 2020 Sep Acct	758,894	561,832
Principal Life Insurance Company*	Pooled Separate Accounts Principal Lifetm 2030 Sep Acct	554,204	400,092
Principal Life Insurance Company*	Pooled Separate Accounts Principal Lifetm 2040 Sep Acct	220,521	159,086
Principal Life Insurance Company*	Pooled Separate Accounts Principal Lifetm 2050 Sep Acct	169,510	121,045
Principal Life Insurance Company*	Pooled Separate Accounts Prin Large Cap Blend II Sep Acct	309,160	214,766
Principal Life Insurance Company*	Pooled Separate Accounts Principal Large Cap Value II Sep Acct	2,640,049	1,860,389
Principal Life Insurance Company*	Pooled Separate Accounts Prin Mid Cap Value I Sep Acct	513,840	355,884

Principal Life Insurance Company*	Pooled Separate Accounts Principal U.S. Property Sep Acct	223,209	204,531
The American Funds	Registered Investment Company Am Fds Grwth Fd of Am R4 Fund	714,600	446,963
Columbia Funds	Registered Investment Company Columbia Acorn A Fund	440,950	273,207
Principal Life Insurance Company*	Pooled Separate Accounts Principal Large Cap Growth Sep Acct	3,270,682	2,416,466
Principal Life Insurance Company*	Pooled Separate Accounts Principal Mid Cap Blnd Sep Acct	324,452	231,655

THE PROVIDENT BANK 401(k) PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer	Description of investment	Cost	Fair Value
Principal Life Insurance Company*	Pooled Separate Accounts Prin Mid Cap Gr II Sep Acct	1,351,222	761,784
Principal Life Insurance Company*	Pooled Separate Accounts Prin Small Cap Value I Sep Acct	214,398	145,585
Principal Life Insurance Company*	Pooled Separate Accounts Prin Sm Cap S&P 600 Sep Acct	605,282	419,375
Principal Life Insurance Company*	Pooled Separate Accounts Principal Divers Intl Sep Acct	2,661,393	1,945,692

	Total investment in mutual funds and pooled separate accounts		21,550,750

	* Provident Financial Services, Inc., investment in common stock	10,422,973	9,327,224
	* Participant loans receivable (a)	890,108	890,108

	Total other investments		10,217,332

	Total investments		$31,768,082

*	A party-in-interest as defined by ERISA

See accompanying independent auditors’ report.

(a) As of December 31, 2008, the interest rate on these loans ranged from 4.25% to 9.50%.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROVIDENT BANK 401(k) PLAN

Date: June 29, 2009	By:	/s/ Sara Rispoli
	Name:	Sara Rispoli
	Title:	Plan Administrator
Vice President
The Provident Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location
23.1	Consent of Independent Registered Public Accounting Firm	Page 19